                                                     OMB Approval
                                                     ------------------------
                                                     OMB Number:    3236 0167
                                                     Expires: October 31, 2001
                                                     Estimated average burden
                                                     hours per response...1.50

                                    UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                              Commission File Number: 33-82624

                          Moran Transportation Company
-------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

       Two Greenwich Plaza, Greenwich, CT 06830      tel: (203) 625-7800
-------------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           11-3/4% Series B First Preferred Ship Mortgage Notes due 2004
-------------------------------------------------------------------------------
             (Title of each class of securities covered by this Form)

                                      none
-------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  ( )      Rule 12h-3(b)(1)(i)   (X)
     Rule 12g-4(a)(1)(ii) ( )      Rule 12h-3(b)(1)(ii)  ( )
     Rule 12g-4(a)(2)(i)  ( )      Rule 12h-3(b)(2)(i)   ( )
     Rule 12g-4(a)(2)(ii) ( )      Rule 12h-3(b)(2)(ii)  ( )
                                   Rule 15d-6            ( )

     Approximate number of holders of record as of the certification or
notice date:           none
            -------------------------------------------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 Moran Transportation Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 07/19/99                            By: /s/ Jeffrey J. McAulay
     ---------------------------------    -------------------------------------
                                            Jeffrey J. McAulay, Vice President-
                                            Finance and Administration

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                        Potential persons who are to respond to the collection
SEC 2069 (3-99)         of information contained in this form are not required
                        to respond unless the form displays a currently valid
                        OMB Control Number.